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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 3

                    Under the Securities Exchange Act of 1934

                    MEVC DRAPER FISHER JURVETSON FUND I, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   5538291002
                                 (CUSIP Number)

    FRED M. STONE, ESQ.                      ASHER S. LEVITSKY P.C.
    MILLENNIUM PARTNERS, L.P.                ESANU KATSKY KORINS & SIGER, LLP
    666 FIFTH AVENUE; 8TH FLOOR              605 THIRD AVENUE
    NEW YORK, NEW YORK 10103                 NEW YORK, NEW YORK 10158
    (212) 841-4124                           (212) 716-3239

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                JANUARY 31, 2003
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[]

 NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 5538291002                                               SCHEDULE 13D

================================================================================

            NAME OF REPORTING PERSON
            and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
 1          Millenco, L.P. ,  13-3532932
--------------------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
 2                                                                     (b) [ ]
--------------------------------------------------------------------------------


 3          SEC USE ONLY
--------------------------------------------------------------------------------

            SOURCE OF FUNDS
 4          WC
--------------------------------------------------------------------------------


            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5          ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION
 6          Delaware
--------------------------------------------------------------------------------

     NUMBER OF              SOLE VOTING POWER
      SHARES           7    1,125,500                                     6.9%
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY
  EACH REPORTING            SHARED VOTING POWER
    PERSON WITH
                       8    -0-                                             0%
                    ------------------------------------------------------------

                            SOLE DISPOSITIVE POWER

                       9    1,125,500                                     6.9%
                    ------------------------------------------------------------

                            SHARED DISPOSITIVE POWER

                      10    -0-                                             0%
--------------------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11         1,125,500
--------------------------------------------------------------------------------


 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13         6.9%
--------------------------------------------------------------------------------

            TYPE OF REPORTING PERSON
 14         PN
================================================================================


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ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 relates to the common stock, par value $.01 per share, of meVC Draper Fisher Jurvetson Fund I, Inc. which conducts business under the name MVC Capital (the "Fund"), and amends the Schedule 13D, filed with the Securities and Exchange Commission on June 12, 2002, as amended. The
Schedule 13D, as so amended, is hereinafter referred to as the "Schedule."

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by MillenCo, L.P. ("Millenco"). It shall refer only to information that has materially changed since the filing of the Schedule.

ITEM 4.  PURPOSE OF TRANSACTION.

         On January 31, 2003, Millenco filed a definitive proxy statement (the "Proxy Statement") which is a solicitation in opposition to the solicitation by the Fund's board of directors for the Fund's 2003 annual meeting of shareholders, which is scheduled for February 28, 2003. Millenco has also filed supplementary solicitation material with the SEC and may file additional solicitation material with the SEC in the future.

         In the Proxy Statement, Millenco states that it will nominate, and is soliciting proxies for the election as director of, Robert Knapp, Terry Feeney, George W. Karpus, Emilio A. Dominianni, Robert S. Everett, Gerald Hellerman and Bruce W. Shewmaker, and it is soliciting proxies in favor of the two shareholder proposals. Although Messrs. Knapp, Feeney, Karpus, Dominianni, Everett, Hellerman and Shewmaker have agreed to be included as Millenco's nominees, they have each disclaimed membership in a group with each other and with Millenco, and Millenco disclaims membership in a group with each of its nominees for director. However, Robert Knapp, who is a managing director of Millennium Partners, L.P., and Terry Feeney, who is vice chairman and chief operating officer of Millennium Partners, L.P., may, by virtue of their positions, be deemed to be members of a group with Millenco.

         Information concerning Millenco's nominees for director is included in the Proxy Statement and is incorporated by reference in this Amendment No. 3.

         The two shareholder proposals are as follows.

         The following proposal, which is Proposal No. 4 in the Proxy Statement, was submitted by Millenco:


               RESOLVED: That the shareholders of meVC Draper Fisher Jurvetson Fund I, Inc. ("Company"), recommend that the Company's board of directors take all steps necessary to amend the Company's By-laws to include the provision set forth below, granting shareholders the limited right to call special meetings of shareholders, and that the Company's officers and Board of Directors take all steps necessary to effectuate, and to enable the shareholders to vote to approve the same amendment to the certificate of incorporation:

               "Any shareholder owning at least 5% of the outstanding common stock of the Company may demand that the Company's Chairman, Vice Chairman, Chief Executive Officer or President call a special meeting of shareholders. The demand shall be in writing and shall state the purpose(s) of the special meeting. Within five (5) business days of the Company's receipt of the demand, the officer(s) upon whom the demand is made shall call such meeting to be held



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      at the Company's principal office in the United States, on a date within not less than ten (10) nor more than sixty (60) days after the record date for such meeting. The record date shall be fixed as of a date not less than fifteen (15) nor more than thirty (30) days after the date the demand is received."

         The following proposal, which is Proposal No. 5 in the Proxy Statement, was submitted by Karpus Investment Management, Inc. d/b/a Karpus Investment
Management:

      RESOLVED, that the stockholders of meVC Draper Fisher Jurvetson Fund I
      (MVC) recommend that the Board of Directors take all steps necessary to conduct a tender offer for 25 percent of the outstanding shares at an amount equal to 95 percent of the NAV in each year where the fund discount averages more than ten percent; provided, however, that MVC need not take such action if the effect of that action would be to impair the capital of MVC within the meaning of section 160 of the Delaware General Corporation Law.

         Mr. George W. Karpus, who is one of Millenco's nominees for director, is president and chief executive officer of Karpus Management, Inc. d/b/a Karpus Investment Management, a registered investment advisor.

         The Fund's certificate of incorporation provides for a classified board of directors. At the annual meeting, the shareholders will vote to elect two directors for a term which expires at the 2004 annual meeting, two directors for a term which expires at the 2005 annual meeting, and three directors for a term which expires at the 2006 annual meeting. Each of Millenco's nominees for directors has agreed that, if elected, he will serve as a director as if he were elected for a one-year term and will not use the device of the classified board to entrench himself in office. Thus, if they are elected at this meeting, the Millenco nominees will, at the 2004 annual meeting, and each year thereafter, give the Fund's shareholders the opportunity to choose to re-elect any or all of the members of the board of directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Millenco owns 1,125,500 shares of the Fund's common stock, representing 6.9% of the outstanding common stock.

         On February 4, 2003, Millenco purchased 26,000 shares of common stock at $8.52 per share. Millenco did not engage in any other transactions in the Company's common stock since the filing of Amendment No. 2 to the Schedule. These shares were purchased by Millenco (10,000 shares), Millennium USA, L.P. (14,000 shares) and Millennium International, Ltd. (2,000 shares).

         Millenco is a Delaware limited partnership. Millennium USA, L.P., Millennium International, Ltd. and Millennium Global Estate, L.P. are investment funds that are limited partners of Millennium Partners, L.P. The general partner of Millennium Partners, L.P. is Millennium Management, LLC. As of February 5, 2003, the 1,125,500 shares are owned as follows:


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         Name                                             Shares
         ----                                             ------
         Millennium USA, L.P.                             448,771
         Millennium International, Ltd.                   336,729
         Millenco, L.P.                                   194,300
         Millennium Global Estate, L.P.                   145,700
                                                        ---------
                                                        1,125,500

         Information relating to the beneficial stock ownership of Millenco's nominees for election as director is included in the Proxy Statement and incorporated by reference in this Amendment No. 3.

         None of Millenco's nominees has engaged in any business or other transactions with the Fund.

         Millenco has proposed the adoption of Proposal No. 4, and George W. Karpus has proposed the adoption of Proposal No. 5. Both proposals are advisory and are set forth in Item 4 of this Schedule 13D.

         Millenco sued the Fund and its directors in the Chancery Court of Delaware alleging breach of the directors' fiduciary duty for making materially false and misleading statements in its proxy statements relating to its 2001 and 2002 annual meetings. On December 19, 2002 and January 8, 2003, the court granted judgment to Millenco and ordered the Fund to hold a meeting of shareholders by February 28, 2003 for the purpose of electing directors to fill the three positions for the directors who were elected as a result of the misleading proxy statements. The annual meeting was called by the Fund in response to the court's order.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Millenco has entered into agreements with its nominees for director pursuant to which the nominees agreed to be Millenco's nominees, and Millenco agreed to indemnify them against liability which they may incur relating to their nomination or election. If the nominees are elected, the indemnification provisions applicable to directors under the Fund's certificate of incorporation, by-laws and Delaware law will replace Millenco's indemnity.

         Except as set forth above and as described in Item 5, Millenco has no contracts, arrangements, understandings or relationships with respect to the Fund's securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Form of nominee agreement between Millenco and each of its nominees for director.

Exhibit 2. Millenco's proxy statement dated January 31, 2003 (filed with the SEC on January 31, 2003 and incorporated herein by reference).



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

         Dated February 6, 2003

                                     MILLENCO, L.P.
                                     By:  MILLENNIUM MANAGEMENT, LLC
                                          General Partner


                                     By:
                                        --------------------------------------
                                         Terry Feeney, Chief Operating Officer













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